Exhibit 99.1

Centerpulse Ltd Andreasstrasse 15 8050 Zurich Switzerland

	Media Release	Phone	+41 1 306 9696
Date	September 22, 2003	Fax	+41 1 306 9697
www.centerpulse.com

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Disclosure of Shareholdings

Zurich, September 22, 2003 – The company has received the following notification as per Article 20 of the Stock Exchange Act:

Group:	1. Zimmer Holdings, Inc., Wilmington, Delaware, USA, whose principal executive offices are located at 345 East Main Street, Warsaw, Indiana 46580, USA

2. InCentive Capital AG, Zug, Switzerland, domiciled at c/o Bär & Karrer, Baarerstrasse 8, CH-6310 Zug, Switzerland

Legal relationship:	Major holding of Zimmer Holdings, Inc. in InCentive Capital AG (as of the consummation of the public offer of Zimmer Holdings, Inc. for InCentive Capital AG on 2 October 2003).

Type and amount of equity securities:

11,257,399 registered shares of Centerpulse AG having a nominal value of CHF 30.00 per share and 8,585,676 Centerpulse American depositary shares (including 321,201 Centerpulse American depositary shares subject to guaranteed delivery).

Share in voting right:	Approximately 102% (based on the number of Centerpulse AG shares as per entry in the Zurich commercial register as of 15 September 2003).

Based on the number of issued Centerpulse AG shares as per 15 September 2003 the group’s share in voting rights of Centerpulse AG amounts to approximately 99%.

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

Investor Relations:
Marc Ostermann
Phone	+41 (0)1 306 98 24
Mobile	+41(0)79 787 92 84
Fax	+41(0)1 306 98 31
E-mail:	investor_relations@centerpulse.com

(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

This media release can be downloaded on the Internet: www.centerpulse.com.